Petros Pharmaceuticals, Inc.

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

February 14, 2025

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Daniel Crawford

Re:	Petros Pharmaceuticals, Inc. Registration Statement on Form S-1 Originally filed on January 24, 2025, as amended File No. 333-284495 (as amended, the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 11, 2025, in which Petros Pharmaceuticals, Inc. (the “Company”) requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on February 12, 2025, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of that effective date.

Should any member of the staff of the Commission have any questions or comments with respect to this correspondence, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

PEtros Pharmaceuticals, Inc.

By:	/s/ Fady Boctor
Fady Boctor
President and Chief Commercial Officer

cc:	Alla Digilova, Esq., Haynes and Boone, LLP